Stephen A. Van Oss Senior Vice Presidient and Chief Financial and Administrative Officer Phone: 412.454.2271 Fax: 412.454.2477 E-mail: svanoss@wesco.com
SUBMITTTED VIA EDGAR
SENT VIA FIRST-CLASS MAIL
February 22, 2008
Kevin L. Vaughn, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549-6010
RE:	WESCO International, Inc. Form 10K for the Fiscal Year Ended December 31, 2006 File No. 1-14989
Dear Mr. Vaughn,
This letter sets forth the responses of WESCO International, Inc. (“WESCO” or the “Company”) to the comments of February 7, 2008, with respect to WESCO’s Form 10K for the Fiscal Year Ended December 31, 2006. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Consolidated Statements of Income, page 34
Comment No. 1:
Please refer to prior comment 1. As gross profit represents a measure of income, it is not clear to us how your presentation of gross profit excluding depreciation and amortization complies with SAB Topic 11.B. Please revise future filings to comply with SAB Topic 11.B, or tell us why you believe your presentation of gross profit excluding depreciation does not represent a figure for income before depreciation.
Response:
We intend to revise future filings to comply with SAB Topic 11.B by removing the gross profit subtotal from the Consolidated Statements of Income. In addition, as required by SAB Topic 11.B, we will continue to disclose that our cost of goods sold excludes depreciation and amortization. We believe this presentation avoids placing unnecessary emphasis on cash flow as we will no longer be reporting a figure for income before depreciation.
WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Note 5. Acquisitions, page 43
Comment No 2:
Please refer to prior comment 2. Please clarify for us whether you intend to continue to refer to the work of the independent valuation expert in any capacity. If so, please revise future filings to name the independent valuation firm in future filings.
Response:
In our Acquisitions footnote we disclose that the purchase price for our acquisitions have been allocated based on independent appraisals. In future filings, we intend to take full responsibility for valuing the assets acquired and liabilities assumed. Accordingly, we will no longer refer to the work of the independent valuation expert in any capacity.
Please contact me at (412)-454-2271 or Tim Hibbard at (412) 454-2252 if you have further questions or need additional information.
Sincerely,
/s/ Stephen A. Van Oss
Stephen A. Van Oss
cc.	Roy W. Haley, Chairman and Chief Executive Officer Timothy A. Hibbard, Corporate Controller

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